Exhibit 99.1

For Immediate Release December 21, 2004

Orezone Added to Amex Gold Miners Index

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that the Company has been added to the new Amex Gold Miners Index as of December 20, 2004. The Amex Gold Miners Index is a broad based barometer of the gold and silver mining industry that is currently made up of 40 companies which meet market capitalization and trading volume requirements. Over the five year period from September 30, 1999 to September 30, 2004 the index had a cumulative return of 93 per cent and an annualized return of 14 per cent.

Ron Little, President and CEO, stated that "In the past year Orezone has made tremendous progress in establishing itself as an emerging gold producer and obtaining an Amex listing has increased our visibility with US investors. For the last three months Orezone’s average daily trading volume has exceeded 500,000 shares with almost 40 per cent on the Amex." He added that "We hope to see increased demand for the Company’s shares from index investors and from an Exchange Traded Fund should one be established by the Amex."

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer with three advanced exploration projects in Burkina Faso, West Africa. Burkina Faso is a politically stable part of one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free 888 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.